WellQuest Medical & Wellness Corporation
3400 SE Macy Rd, #18
Bentonville, Arkansas 72712

July 8, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:  Jeffrey Riedler, Assistant Director
Division of Corporation Finance

Michael Reedich, Esq.
Jennifer Riegel, Esq.
Christine Allen
Carlton Tartar

Re:   HQHealthQuest Medical & Wellness Centers, Ltd.
Registration Statement on Form S-1
File No. 333-149260
Registration Statement filed February 14, 2008

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated March 12, 2008 (the "Comment Letter") relating to the Registration Statement on Form S-1 (the "Registration Statement") of HQHealthQuest Medical & Wellness Centers, Ltd. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 1 to the Company's Registration Statement.

Form S-1

General

1.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

Securities and Exchange Commission
July 8, 2008

Response

To the extent that comments apply to more than one section of our registration statement, we have made conforming changes to the disclosure throughout the registration statement.

2.	Please revise your prospectus to describe the various factors considered in determining an offering price. See Item 505 of Regulation S-K.

Response

We have revised our prospectus to include a “Determination of Offering Price” section, which describes the various factors considering in determining an offering price in accordance with Item 505 of Regulation S-K.

Registration Statement Cover page

3.
Pursuant to footnote 1 to your registration fee table, you are calculating the registration fee under Rule 457(e). Rule 457(e) provides that it is to be used when the securities are to be offered to existing security holders and the portion, if any, not taken by such security holders is to be reoffered to the general public. This does not appear to be consistent with your disclosures throughout the prospectus. Please to correct either the registration fee table or your prospectus accordingly.

Response

We have revised footnote 1 to our registration fee table to read as follows:

“Estimated solely for the purpose of computing amount of the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933. The price of $0.09 per share is a fixed price at which the selling stockholders identified herein may sell their shares until the Registrant’s common stock is quoted on the Over-The-Counter Bulletin Board, at which time sales will be made at prevailing market prices or privately negotiated prices.”

Prospectus Cover Page

4.	If true, please amend the second paragraph to indicate that the offering will proceed even if the shares do not become quoted on the Bulletin Board and add that a market may not develop.

Securities and Exchange Commission
July 8, 2008

Response

We have revised our disclosure to state:

“We currently intend to continue with this offering even if our common stock is not approved for quotation on the Over-The-Counter Bulletin Board. There is no assurance that a public market will develop for our shares of common stock.”

Prospectus Summary, page 1

5.
It is implied throughout the registration statement that you own, and receive all revenue from, the family physician healthcare services, preventive and wellness services and medical skincare services. It appears from the Management Medical Services Agreement and the Medical Director Services Agreement filed as Exhibits 10.1 and 10.2, respectively, however, that the physician practice is separate from your center, you provide management services to the practices, and the physician practices provide physician supervisory and other medical services to your center. Please revise your registration statement to clarify the following:

•	the services included in your center, the services included in the physician practice adjacent to your center and your interests in and arrangements with each;
•	whether you share in the revenues from the physician practices, arid if so, what percent of the revenues you receive; and
•	the relationship between you, Northwest Arkansas Primary Care Physicians and Dr. Fox.

Please provide a brief overview of the above in the Prospectus Summary and a thorough and detailed discussion of the above bullet points in the Management’s Discussion and Analysis and Business sections.

Response

We have revised our disclosure throughout the registration statement to clarify our relationships with Northwest Arkansas Primary Care Physicians and Dr. Fox and the services provided by each.  We have also updated our prospectus summary with a more detailed overview of our business.

6.
Please clarify here and on pages 10 and 15 what occurred when you state that WellQuest Medical & Wellness Centers of Arkansas, Inc., was subsequently reregistered as WellQuest of Arkansas, Inc. For example, did the entity solely change its name or did it undergo a reorganization or other similar restructuring?

Securities and Exchange Commission
July 8, 2008

Response

We have revised our disclosure to clarify that the Company simply changed its name to WellQuest of Arkansas, Inc.

7.	You state here and in other sections of the prospectus that your Bentonville center is a proto-type. Please explain why you consider it a proto-type. Is it because it is your first and only center?

Response

We have remove the word “proto-type” from our disclosure.

8.
It appears that the Bentonville center is your only center. If it is, please revise to state that it is and delete all statements throughout the prospectus which denote or imply that you have more than one center. Also, please add a risk factor that explains the risk that you only have one center and have not developed or opened any other centers, your complete inexperience opening additional centers and the risk this poses to your business model and purported expansion strategy.

Response

We have revised our disclosure to indicate that we currently only have one center.  In addition, we have included a risk factor discussing our lack of expertise in opening or operating additional centers and the risks associated therewith.

9.	Please provide more information as to what services are covered in your “preventive health alternatives” and “aggressive medical aesthetics” services.

Response

We have revised our disclosure to specify what constitutes preventive health alternatives and aggressive medical aesthetics services.

10.
In the fourth paragraph, in which you highlight your losses and deficits, please update this information as of and for December 31, 2007. Also, expand this paragraph to note your auditor’s going concern qualification and that you need additional capital and that you will not receive any of this needed money from the proceeds of this offering.

Response

We have revised our disclosure concerning our revenues, net losses, working capital deficit and accumulated deficit for the period ending December 31, 2007 as well as our revenues and net income as of March 31, 2008.  We also revised our disclosure to include information regarding the going concern opinion expressed by our auditor on our financial statements. We have also disclosed that we need additional capital.   We already disclosed in the Use of Proceeds section in the Prospectus Summary that we receive no funds from this offering.

Securities and Exchange Commission
July 8, 2008

11.
You state that you are seeking to develop a public market for your securities to be able to seek public financing and business development opportunities in the future. Please revise your disclosure here to state whether the company has any current plans to seek public financing, to acquire another company or to be acquired. In this regard, you state on page 7 that you require approximately $1,500,000 to fund your operations for the next twelve months.

Response

We revised our disclosure to state that we currently do not have any contracts or commitments for any public financing or future development opportunities.

12.	You state that:

•	you are in discussions to have your stock quoted on the Bulletin Board,
•	you are seeking to develop a public market for your securities to be able to seek public financing and business development opportunities in the future; and
•	your management would like a public market for your securities to develop.

Please qualify each of these statements to indicate that each of these events may not happen and that if they don’t, the price at which investors could sell your stock will likely decline significantly, and that investors may not be able to resell common stock they purchase in the offering.

Response

We have added the following additional disclosure:

“No assurances can be given that our common stock will be approved for quotation on the on the Over-The-Counter Bulletin Board or that a public market will develop. In the event that our common stock is not approved for quotation or a public market does not develop, the price at which our common stock is likely to sell will decline, possibly significantly, and investors may be unable to resell shares of our common stock.”

Securities and Exchange Commission
July 8, 2008

The Offering, page 2

13.
You should consider expanding your disclosure regarding shares outstanding to explain how many shares of common stock could be issued upon conversion of your outstanding preferred stock, exercise of warrants and other convertible securities. You should also briefly explain the conversion terms of each of these securities.

Response

As we are not registering any shares of common stock issuable upon conversion of our outstanding preferred stock, exercise of warrants and other convertible securities, we believe it would be misleading to investors to discuss in this section.  We provide a complete description of our outstanding securities within the registration statement, including the conversion terms.

14.
The proceeds you received as part of your private placement do not appear to relate to this offering. You should consider deleting them from this subsection and from the section entitled “Use of Proceeds” on page 9.

Response

We have deleted the disclosure relating to the proceeds we received from the private placement.

15.
Please add a section later in the prospectus which provides a more complete description of the private placement. In that section, please include the dates on which such shares were sold and the terms of the sale of the securities. In addition, please explain what is included in the gross and net proceeds of $153,231.62 as it appears from your disclosure on page 26 that the issuance of 5,771 shares of common stock on February 12, 2008 raised gross proceeds of $128,231.62.

Response

We have provided a complete description of the private placement under Liquidity and Capital Resources as well as the Selling Stockholders table.

Risk Factors, page 3

General

16.
Please revise the subheadings of your risk factors to clearly identify the each risk and the potential consequences if the risk comes to fruition. At present, most of your risk factor headings do not appear to adequately describe the risk to investors. Your reader should be able to understand the nature of the risk to the investment by reading the caption to your discussion. Generally speaking, you will best accomplish this by phrasing the risk factor heading in the form of a statement of cause and effect, “If X, then Y” or “Because of X, Y is probable.” Please revise accordingly.

Securities and Exchange Commission
July 8, 2008

Response

As necessary, we have revised the subheadings of our risk factors.

17.
As disclosed on page F-2, your auditor has expressed doubt regarding your ability to continue as a going concern. Please include a separate risk factor disclosing this information and its consequences in terms of your ability to raise capital or borrow money.

Response

As our auditor has no longer given a going concern opinion, we have not included such a risk factor.

“We have a limited operating history...” page 3

18.	This risk factor appears very generic and could apply to almost any early-stage company. Please expand it to highlight your net losses and accumulated and working capital deficits.

Response

We have revised our risk factor to expand our disclosure about what risks pertain to our limited operating history.

“We face significant competitive risks.” page 3

19.
It appears that you have provided the names of the companies which are your most direct competitors on page 19, please also name such competitors here. Also, you state that some competitors have longer operating histories and significantly greater resources than you. It appears that they all do. Please revise accordingly.

Response

We have revised our disclosure to state that we believe all of our current competitors have longer operating histories and significantly greater resources than us.  We do not believe that providing the names of our competitors in the risk factor provides any greater clarity to the risk we face from them.

Securities and Exchange Commission
July 8, 2008

20.
You state that your “primary competitors are the local physician practices and hospital emergency rooms in the markets where we own medical centers.” This statement implies that you have various medical centers in various markets. It appears from your disclosures throughout the registration statement that you currently own one medical center. Please clarify that you currently own one medical center.

Response

As we disclosed in our response to comment 8, we have revised our disclosure to indicate that we currently only have one center.

“If we do not manage our growth successfully…” page 3

21.
Please revise this risk factor to provide more information about the company’s rapid expansion to date as it appears that you still only have the same medical center in which you began operations in September 2005. You should also highlight the fact that given this history and your financial situation, you may never grow.

Response

We have revised our disclosure to remove the word rapid and to explain that the growth we have had come from additional services and products available to our customers within our center.

“Our failure to attract and retain physicians and nurse practitioners…“ page 3

22.	To the extent that you have experienced problems attracting and retaining qualified licensed doctors and nurses, please revise to describe these problems.

Response

To date, we have not experienced any problems attracting and retaining qualified licensed doctors and nurses.

23.	Please revise to disclose how many doctors and how many nurses you have recruited to work full time and part time for the company and disclose how many doctors and nurses you currently employ.

Response

We have revised our disclosure to state that we contract with Northwest Arkansas Primary Care Physicians, P.A. who staffs the medical clinic with two fulltime employed physicians, one part-time contracted physician, and one fulltime employed nurse practitioner.

Securities and Exchange Commission
July 8, 2008

“Reconciliations under our contract with health plans could result in additional cash to be paid by us…” page 5

24.
Please state whether you have had problems in the past reaching the minimum enrollment level and quantify this minimum. In addition, you state that your estimated future revenues are based on achieving high levels of enrollment. Please quantify this level, state when you expect the company to achieve that level of enrollment, state whether you have historically reached that level of enrollment and provide your average level of enrollment for the fiscal year ended December 31, 2007.

Response

We have removed the risk factor.  We currently do not have any “capitated” or HMO type plans that determine our future based upon enrollment and financial case management. We contract with most commercial insurance and self-insured company groups in our market area and receive compensation on a fee-for-service basis.

25.	Please state the effect on the company if this high level of enrollment is not achieved.

Response

As we have removed this risk factor, the comment is no longer applicable.

“Our revenues and profits could be…“ page 4

26.	You state that you derive revenue from medical services performed by physicians. Please explain the arrangements you have with these physicians and the risks regarding those arrangements.

Response

We have revised our disclosure to provide a brief explanation of our arrangements with our physicians.  We have included a separate risk factor discussing our reliance upon a third party for our physicians.

Securities and Exchange Commission
July 8, 2008

“We are dependent on third-party payers...” page 5

27.
Please expand this risk factor to provide and explain the percentage of revenue derived from each of (a) private third-party health insurance, managed care and other payers, and (b) government reimbursement programs. Please provide more detailed disclosure regarding this revenue breakdown in your Business section.

Response

We have revised our disclosure to state that we receive 89% of our revenues from private commercial insurance, 6% from customer payments and 5% from Medicare.  We have also discussed this breakdown in our business section.

“We face the risk of professional liability which may exceed the limits of insurance coverage.” page 5

28.	Please briefly describe what is and is not covered under your malpractice insurance coverage. Please also state the cost of your insurance coverage, if material.

Response

We have revised our disclosure to indicate that our insurance policy costs us approximately $26,000 per year, and has a cap of $1 million per incident and $3 million aggregate per year.

“If we are unable to obtain additional funding.. .“ page 7

29.	Please state whether you have arrangements in place to raise the $1,500,000, which you state you need to fund your operations for the next twelve months.

Response

We have revised our disclosure to state that we do not have any contracts or commitments for additional funding.

“If you purchase shares…” page 8

30.	Please quantify the amount of dilution to purchasers in the offering utilizing the $22.22 offering price and net tangible book value as of December 31, 2007.

Response

The shares that are being registered for sale are existing shares.  No new equity is being issued in this offering.  Therefore, neither purchasers in the offering nor remaining shareholders will experience dilution.  As a result, we have deleted this risk factor.

Securities and Exchange Commission
July 8, 2008

31.
Please expand this risk factor or create a new risk factor to quantify and explain the dilution and other risks to investors that would ensue if the various warrants, shares of preferred stock and convertible securities you mention later in the prospectus are exercised or converted, as applicable. Also, explain the potential negative effect on your stock price that the existence of these securities could have.

Response

We have created a new risk factor discussing the possible dilution and negative impact on our stock price resulting from the potential issuance of common stock upon conversion or exercise of our outstanding convertible preferred stock, convertible securities and warrants.

“Should our stock become listed.. .“ page 8

32.
You state here that you may not fulfill your reporting obligations under Exchange Act. Please state why you believe this might not happen. Would it be because of a lack of resources to prepare and file the reports? Also, supplementally tell us if you believe or contend that the disclosure of this risk would absolve you from liability if you fail to file these reports.

Response

We have revised our disclosure to specify that a lack of resources to prepare and file our reports, including the inability to pay our auditor, could result in not fulfilling our reporting obligations.  We have not reviewed, nor engaged legal counsel to review, any possible liability or protection therefrom resulting from our failure to file our reports under the Exchange Act.  As a result, we have not taken a position that the disclosure of this risk would absolve us from liability if we fail to file these reports.  We intend to fulfill our obligations on a timely basis under the Securities Exchange Act.

“There are restrictions…”page 8

33.	Please expand this factor to explain how it might pertain to purchasers in the offering.

Response

We have removed this risk factor from our prospectus.

Securities and Exchange Commission
July 8, 2008

Market for Common Equity and Related Stockholder Matters, page 9

Market for Securities, page 9

34.
You state that as of February 12, 2008 there were 158,160 shares of your common stock issued and outstanding, but you state on page 25 that as of that date there were 106,171 shares outstanding. Please revise this apparent inconsistency.

Response

We have revised our disclosure throughout the registration statement to provide the correct number of shares of common stock issued and outstanding.

Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 10

Results of Operations, page 10

35.
Please revise your MD&A so that there is more focus on analysis as required by MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003). In that release, we explained that, “MD&A requires . . . an ‘analysis’ of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form. A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects.” For example, please revise your disclosure to explain:

•
The reasons for the increase in business sales; for example, was the increase due to additional services or products being offered, an increase in the same services and products which were offered or for another reason? Please quantify the increase.

•	To the extent appropriate to an understanding of your business, please also revise to separately discuss your reportable segments, namely your medical clinic and your medical spa.

Please review your entire MD&A and revise accordingly. We expect there to be substantial revisions to this section. We may have further comments.

Response

We have revised our MD&A section to provide a more thorough analysis and discussion as required.

Securities and Exchange Commission
July 8, 2008

Liquidity and Capital Resources, page 11

36.
Please revise to disclose that you require approximately $1,500,000 to fund your operations for the next twelve months. In addition, please disclose whether you have any plans with regard to this funding.

Response

We have revised our disclosure to state that we need approximately $1,500,000 to fund our operations for the next 12 months, depending on revenue from operations.  In addition, we have disclosed that we currently have no contracts or commitments for additional funding and that no assurances can be given that additional funding will be available on terms acceptable to us, if at all.

37.
Please revise your disclosure to state the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.

Response

We have revised our disclosure to state our accounts receivable policies, including recording of bad debt and write-offs.

38.	Please revise to disclose the day’s sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.

Response

We have revised our disclosure to disclose the sales outstanding for each period and the reason for the changes from prior periods.

Accounts Receivable, page 12

39.	You disclose various risks relating to the Medicare and Medicaid programs. Please expand your disclosures regarding accounts receivable to include the following information:

a.	Separately disclose the amounts for contractual adjustments and bad debt expense.
b.
For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2006, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2005 and the amount of the new estimate or settlement amount that was recorded during 2006.

Securities and Exchange Commission
July 8, 2008

c.
Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

d.
Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

e.
If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging categories, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Response

We have revised and expanded our disclosure regarding our accounts receivable.

40.
You disclose on page 26 that 19,000 shares of common stock were issued as payment for services rendered. Please tell us how you valued these transactions in accordance with SFAS 123(R). It would appear that the issuance of shares to accredited investors on the same date would indicate that the fair value of these shares was $22.22 per share. Revise your disclosures as appropriate.

Response

We have revised our disclosure to indicate that the shares issued were valued at $0.09 per share.

Business, page 15

41.	To the extent our comments regarding the Summary would call for similar changes in the Business section, please revise the Business section consistent with those comments.

Securities and Exchange Commission
July 8, 2008

Response

As we disclosed in our response to comment 1, to the extent that comments apply to more than one section of our registration statement, we have made conforming changes to the disclosure throughout the registration statement.

42.
While your Business section provides a description of your services, competition and regulation, it does not explain how you operate your business, how you generate business, the arrangements you have with physicians, etc. You should expand the Business section to explain this. We expect substantial revision in response to this comment and may have further comments upon reviewing your significantly revised disclosure.

Response

We have revised our business section to discuss how we operate our business and the arrangements we have with our physicians.

Industry Overview, page 15

43.
Please attribute the statement, “healthcare providers, hospitals and service companies represent nearly 15% of the U.S. gross domestic product spending” to the source from which you obtained the information.

Response

We have revised our disclosure to provide the source of our statement regarding the percentage of U.S. gross domestic product spending related to healthcare expenditures.

44.
Please provide a basis for the statements that there is an “emerging demand for preventive and wellness lifestyles” and “trends of increased personal attention and spending for improved aesthetic services.” Please disclose any third-party sources you relied upon.

Response

We have provided a reference to one of the numerous sources that provide the basis for our statements.

Our Services, page 15

45.
Please explain your business model and how you generate customers and revenue. Do you contract with insurers and other entities for patients? Do you depend upon patients to choose your services? What portion of your services you provide to patients is covered by insurance, Medicare, etc.

Securities and Exchange Commission
July 8, 2008

Response

We have revised our business section to discuss how we operate our business to generate customers and revenue.

Medical Spa Services, page 17

46.
You state that you sell “retail skincare and cosmeceuticals products” in your centers. Please provide more info about what is included in cosmeceuticals products. In addition, please state whether the company obtains these products from one source or from multiple sources. If the company obtains these products from one source please name the source and either file a copy of the agreement, or provide us with your analysis that the agreement is not a material contract under Item 601(b)(10) of Regulation S-K.

Response

We have revised our disclosure to provided additional information regarding our retail skincare and cosmeceuticals products.

Management and Medical Services Agreement, page 17

47.
Please clarify whether this agreement is only for your current open medical center, centers in Northwest Arkansas, all centers in Arkansas or any and all centers in the United States which you may open in the future.

Response

We have revised our disclosure to provide greater information regarding our management and medical services agreement.

48.	Please disclose the management services which you provide under the agreement.

Response

We have revised our disclosure to provide greater information regarding our management and medical services agreement.

49.
Please disclose the material terms of this agreement, including, but not limited to any payment and/or fee provisions, exclusivity provisions, obligations/rights to defend, material obligations that must be met to keep the agreement in place and any termination provisions.

Securities and Exchange Commission
July 8, 2008

Response

We have revised our disclosure to provide greater information regarding our management and medical services agreement.

50.	Please state the number of physicians which you are currently using under this agreement.

Response

We have revised our disclosure to indicate the number of physicians employed pursuant to this agreement.

Medical Director Services Agreement, page 17

51.
Please disclose the material terms of this agreement, including, but not limited to any payment and/or fee provisions, summary of each party’s duties and responsibilities, Dr. Fox’s minimum time commitment to the company, obligations/rights to defend, material obligations that must be met to keep the agreement in place and any termination provisions.

Response

We have revised our disclosure to provide greater information regarding our medical director services agreement.

Staffing, page 17

52.
You state that information provided in this section is your “typical staffing pattern,” however, you also state that management is “shared in each Metro Area by up to five facilities.” Please delete the reference that management is shared as this is inconsistent with the fact that you only have one center. In addition, please confirm that the staffing provided in this section is your current typical staffing pattern in your one open center.

Response

We have revised our disclosure to delete the reference to management being shared in each Metro Area by up to five facilities.  We hereby confirm that the staffing provided by this section is our typical staffing pattern in our one and only open center.

Securities and Exchange Commission
July 8, 2008

Marketing Strategy, page 18

53.
You state that you have developed a multi-faceted marketing approach, please revise to state the types of marketing you have done in the past. Also, quantify how much you spent on the activities mentioned during 2007.

Response

We have revised our disclosure to provide additional information regarding our marketing strategy and costs incurred for marketing.

Future Development, page 18

54.	Please state the service areas that have reached capacity.

Response

We have revised our disclosure to state that, “Our initial center has reached projected volumes in the medical service areas, and the space is adequate to sustain further growth in all service areas with the addition of staffing, supplies and other volume-based resources.”

55.
Your statement that your center has reached capacity and that expansion of space is being examined here does not appear to be consistent with your statement that you do not anticipate that you will need additional space in the near future on page 20. Please revise to clarify.

Response

We have revised our disclosure to clarify the potential need for additional space in the future.

56.	You have stated that you are examining whether you will expand your personnel. Please explain how much you project this will cost and how you plan to fund this expansion.

Response

We have revised our disclosure to discuss our additional personnel, the cost and where the funds for such additional personnel came from.

57.
Please clarify what your business plan is for the remainder of this fiscal year. Please identify specific areas which you will develop and if you plan to open another center in that year. Please quantify the expenses associated with these plans.

Securities and Exchange Commission
July 8, 2008

Response

We have revised our disclosure to discuss our business plan for the remainder of this fiscal year and the expenses associated therewith.

Government Regulations, page 19

58.
You discuss regulations relating to call centers and telephonic services in the second paragraph of this section. The Business section does not explain how you use these in your business. Please explain how this relates to your business.

Response

We have removed the disclosure as it does not apply to our business at this time.

59.
Please revise your third paragraph to describe the current state regulations in Arkansas. Please also clarify that the reference to other state governmental regulations are regulations which your business may be subject to in the future if it opens centers outside the state of Arkansas.

Response

We have revised our disclosure to only refer to regulations in the State of Arkansas.

Research and Development, page 20

60.
Please estimate the amount spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of such activities is borne directly by customers. See Item 101 (h)(4)(x) of Regulation S-K.

Response

We have revised our disclosure for research and development, which is consistent with Item 101 (h)(4)(x) of Regulation S-K.

Employees, page 20

61.
Please clarify here, if true, that the physicians in the medical centers are employed by Northwest Arkansas Primary Care Physicians pursuant to the Management and Medical Services Agreement and are not your employees.

Securities and Exchange Commission
July 8, 2008

Response

We have revised our disclosure to indicate that certain physicians and nurse practitioners are employed by Northwest Arkansas Primary Care Physicians and that they are not our employees.

Description of Properties, page 20

62.	Please file a copy of your lease as a material contract. Please make sure to include all exhibits, schedules and appendixes which are attached to the lease.

Response

We have filed a copy of our lease, in its entirety, as an exhibit to the registration statement.

Management, page 21

63.
Please identify each director that is independent under the applicable listing standards listed in Item 407(a)(1) of Regulation S-K. In addition, if such independence standards contain independence requirements for the committees of the board, identify each member that is not independent under such committee independence standards. See Item 407(a) of Regulation S-K.

Response

As the information is not being presented in a proxy or information statement, nor are our securities currently listed on a national securities exchange or in an inter-dealer quotation system which has requirements that a majority of the board of directors be independent (nor have we applied for the same), we do not believe that we are required to provide the information in Item 407(a)(1) of Regulation S-K.

Executive Compensation, page 22

64.	Please provide a footnote to the “All Other Compensation” column which identifies and quantifies each perquisite or personal benefit. See Instruction 3 to Item 402(c)(2)(ix) of Regulation S-K.

Response

We have added a footnote to the “All Other Compensation” column which identifies and quantifies each perquisite or personal benefit pursuant to Item 402(c)(2)(ix) of Regulation S-K

Securities and Exchange Commission
July 8, 2008

Employment Agreements, page 22

65.
Please revise the last sentence of this paragraph to clarify that the amendment retroactively amended Mr. Swift’s employment agreement to provide that Mr. Swift’s annual base salary after the opening of the first clinic would be amended to be $180,000 rather than $250,000.

Response

We have revised our disclosure to indicate that the amendment to Mr. Swift’s employment agreement retroactively amended Mr. Swift’s annual base salary after the opening of the first clinic to $180,000.

Certain Relationships and Related Transactions, page 22

66.	Please delete the phrase “other than as disclosed below” or revise to disclose the relevant transactions.

Response

We have revised to disclose the relevant transactions for this section.

67.
Please revise your reference to a 10% beneficial owner of outstanding common stock to be 5% beneficial owner of the company’s common stock or Series A preferred stock. See Instruction 1(b) to Item 404(a) of Regulation S-K.

Response

We have revised our reference to a 5% beneficial holder in accordance with Item 404(a) of Regulation S-K.

68.
Pursuant to Item 404(d) of Regulation S-K you are required to disclose any related party transaction in which the amount involved exceeds the lesser of $120,000 or one percent of your average total assets at year end for the last two completed fiscal years. It appears that the two related party transactions described on page F-11 would be included in this amount given your total assets. Please revise your disclosure to include the information provided on page F-11 and any other related party transaction which you have entered into. In that regard, from your disclosures on page F-8, it appears that you lease a car from your chief executive officer. Please disclose the total amount of the lease. Please also disclose the names of all of the related persons involved in each transaction.

Securities and Exchange Commission
July 8, 2008

Response

We have revised our disclosure to include related party transactions during our last two completed fiscal years in accordance with Item 404(d) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 23

69.	Please revise footnote 5 to disclose that Mr. Field is one of your directors.

Response

We have revised footnote 5 to disclose that Mr. Field is one of our directors.

70.	Please revise the language preceding and in the footnotes to the preferred stock beneficial ownership table to clarify that the table relates to preferred stock and not common stock.

Response

We have revised our table and footnotes to clearly distinguish between the common and preferred stock issued and outstanding.

Description of Securities, page 25

General

71.	Please disclose how many shares may be sold under Rule 144. See Item 201(a)(2)(ii) of Regulation S-K.

Response

We have included a section called Shares Eligible for Future Share, as required by Item 201(a)(2)(ii) of Regulation S-K.

Preferred Stock, page 25

72.	It appears that according to your Certificate of Incorporation filed as Exhibit 3.1, you are authorized to issue up to 2,500,000 shares of preferred stock. Please revise or advise.

Response

We have revised our disclosure to show the correct number of authorized shares of preferred stock.

Securities and Exchange Commission
July 8, 2008

73.
Please clarify your disclosures to indicate, if true, that the “48,181 shares of preferred stock outstanding” is the Series A convertible preferred stock described in the subsection below or further advise us.

Response

We have revised our disclosure to state the number of shares of Series A Convertible Preferred Stock that are issued and outstanding.

Series A Preferred Stock, page 25

74.
Your description of the Series A Convertible Preferred Stock should be expanded to explain the liquidation preferences, the material terms regarding the conversion provisions and adjustments to the conversion price, and that the Series A Convertible Preferred Stock will not convert upon completion of the offering.

Response

We have expanded our disclosure to provide a complete description of the rights, preferences and privileges of our Series A Convertible Preferred Stock.

75.	Please include “convertible” in your heading for the “Series A Preferred Stock” subsection.

Response

We have revised our subheading to include the word convertible.

76.
Please revise your discussion of the voting rights of the Series A preferred stock to clarify that, if true, each holder shall be entitled to one vote per share with respect to any matter brought before such meeting to the same extent as any other class of stock, common or preferred, that has voting rights. Please also delete the last sentence of this paragraph as this appears inconsistent with the rights described in the certificate of designations for the Series A preferred stock.

Response

We have revised our disclosure to provide a more thorough analysis of the voting rights of the holders of the Series A convertible preferred stock.

77.
It appears that investors in the offering could suffer substantial dilution if the conversion price resets upon the company’s issuance of securities at lower than the $22.22 per share initial conversion price. You should provide risk factor disclosure explaining the substantial risks this poses to investors.

Securities and Exchange Commission
July 8, 2008

Response

We have revised our risk factors to include disclosure that the Series A preferred stock has ratchet rights in the event that we issue stock at a price less than $0.09 per share, which could cause substantial dilution to holders of our common stock.

Selling Stockholders, page 29

78.	Please revise your table to include footnote 4.

Response

We have revised our table to include properly labeled and included footnotes.

79.
Please clarify whether Concordia Financial Group is a broker-dealer. If so, if Concordia obtained these securities other than as compensation for underwriting services, then it will be deemed to be an underwriter under the Securities Act. In that case, please revise your disclosure to include Concordia as an underwriter in the “plan of distribution” section and other sections of the prospectus as appropriate.

Response

We have been advised that Concordia Financial Group is not a broker dealer or an affiliate of a broker dealer.

80.
If Concordia or any of the other selling security holders are affiliates of broker-dealers, they should be so identified. In addition, please revise your disclosure to include the following representations:

•	the selling security holder purchased in the ordinary course of business; and

•	at the time of the purchase, the selling security holder had no agreements or understanding to distribute the securities.

If you are unable to make these statements in the prospectus, please revise the prospectus to state the seller is an underwriter.

Response

We have been advised that neither Concordia Financial Group nor any other selling security holder is a broker dealer or an affiliate of a broker dealer.

Securities and Exchange Commission
July 8, 2008

Financial Statements

81.	Please update the financial statements as required by Article 3 of Regulation S-X and include a currently dated consent of the independent accountants in any amendment.

Response

We have provided updated financial statements and a currently dated consent from our independent registered public accounting firm.

Consolidated Balance Sheet

82.	There is an error in your summation for total liabilities. Please revise your disclosure accordingly.

Response

We have revised our total liabilities to be consistent with our disclosure.

Note 1. Organization and Business Description and Management’s Plans, page F-2

Principles of Consolidation, page F-2

83.
With regards to Northwest Arkansas Primary Care Physicians, you disclose that the operations of the clinic, primarily clinic revenues and expenses, were consolidated into HQHealthQuest for financial statement reporting purposes in accordance with the provisions of FIN 46R. Please tell us where the assets, liabilities, and non-controlling interest of this entity are recorded in your consolidated financial statements in accordance with FIN 46R. We may have additional comments after reviewing your response.

Response

No material assets or liabilities of Northwest Arkansas Primary Care Physicians remain after consolidation of the two entities.  All fixed assets are the property of the Company, all receivables generated by the clinic are assumed by the Company in accordance with the provisions of the management agreement and all obligations of the entities are paid by the Company.  In addition, given that Northwest Arkansas Primary Care Physicians had not yet generated profits from operations, no amount was applied to non-controlling interest at December 31, 2006.  These factors are consistent for the year ended December 31, 2007.

Securities and Exchange Commission
July 8, 2008

84.	Please revise to provide the disclosures required by paragraphs 23 —25 of FIN 46R.

Response

Although the Company does not have voting shares over the variable interest entity Northwest Arkansas Primary Care Physicians, all management decision associated with operating the clinic, other than the providing of medical care,  are made at the Company level by the CEO and Board of Directors of the Company.  In addition, all assets and liabilities are those of the Company.  Therefore, we utilized the principle described in footnote 17 to paragraph 23 of FIN 46R which reads:

“A variable interest entity may issue voting equity interests, and the enterprise that holds a majority voting interest also may be the primary beneficiary of the entity. If so, the disclosures in paragraphs 23 are not required.”

Since the activity of Northwest Arkansas Primary Care Physicians is consolidated into the Company, then paragraph 24 is not applicable and no additional disclosures are required.  We have improved our disclosure of the management agreement between the Company and Northwest Arkansas Primary Care Physicians which should better explain the nature of our relationship.

Note 2. Summary of Significant Accounting Policies, page F-3

85.
You disclose that you have issued common stock shares as payment for services rendered. Please disclose your policy for stock based compensation and provide the disclosures required by SFAS 123(R). Expand your disclosures to provide additional detail regarding your statement on page 26 that you specifically considered paragraph 7 of SPAS 123(R) to be relevant. Describe how your interpretation of this paragraph affects the amounts recorded in the financial statements for the issuance of equity instruments to non-employees. Please note that we believe that the fair value of equity instruments is reliably measurable in most cases, even in the absence of a traded market for such securities.

Response

We added the policy under “other current assets” in Note 2 to the audited financial statements.

86.
You disclose that you sell retail skincare and cosmetic products. Please disclose your accounting policy for the related product inventory and the line item where it is recorded on the Balance Sheet in accordance with Rule 5-02 of Regulation S-X.

Securities and Exchange Commission
July 8, 2008

Response

We have disclosed our accounting policy for product inventory and the line item where it is recorded on the Balance Sheet in accordance with Rule 5-02 of Regulation S-X.

Note 5. Long-Term Debt, page F-7

87.
You disclose that you were not in compliance with certain debt covenants, and have obtained a written waiver of said covenants from the bank. Please disclose the covenants that you were not in compliance with, along with the material terms of the written waiver received from the bank. Disclose your plans, if any, to regain compliance with the restrictive covenants. Also, tell us how you considered the effect of the covenant violations on the classification of the debt as current or non-current.

Response

We have disclosed in Footnote 5 to the audited financials statements that the primary covenants include: debt service coverage ratio of 1.5:1, maintaining $1 Million in life and disability insurance on the CEO, and restrictions on the CEO’s salary.  In addition, we have disclosed that we were not in compliance with the debt service coverage ratio.

There are no specific plans to gain compliance with the debt service coverage ratio other than to improve our profitability.  Based on communications with bank representatives and as we continue to make all scheduled principal payments, we believe the risk of the bank calling the note due to continued violation of the above covenant is remote.

We considered SFAS 78 “Classification of Obligations that are Callable by the Creditor”, as it relates to classification of the debt.  In accordance with the provisions of SFAS 78, such obligations are to be classified as current unless the creditor has waived the right to demand repayment for more than one year (or operating cycle).  Such a waiver was obtained from the creditor.

88.
Please disclose your accounting treatment for the 10% subordinated debenture and detachable warrants at the time issuance. Tell us where you recorded the fair value of the warrants at the time of issuance, the major assumptions used to value the warrants, and the specific accounting literature on which your conclusions were based.

Response

The 10% subordinated debentures were treated as our debt obligations at time of issuance.  The detachable warrants were all immediately vested and exercised into shares of our common stock at the grant date at a per share price of $.01, resulting in an aggregate increase to our equity of $25.  The total amount of detachable warrants represented only 2,500 shares of our common stock (approximately 3% of outstanding common stock at December 31, 2007.

Securities and Exchange Commission
July 8, 2008

The terms of the warrants ranged from three to six months, although all were exercised at grant date.  In order to assess the fair value under SFAS 123R and EITF 00-19, we compared the exercise price of $.01 per common share to the value of our common stock given the few related party common stock transactions (at $.14 to $.18 per share) which had taken place since our inception discounted for the restricted nature of the securities, lack of market on which to trade the securities and our negative tangible net worth.

We further took into consideration the risk free interest rate at grant date based on the short-term nature of the warrant along with volatility based on an industry index assuming no dividend and no forfeiture.

Given that only 2,500 shares were available under these warrants it was determined that the fair value of these instruments were immaterial both individually and in the aggregate to the financial statements taken as a whole and thus no disclosure is necessary as the provisions of SFAS 133 need not be applied to immaterial items.

89.
Please tell us how you evaluated the embedded conversion feature for your subordinated convertible debenture under paragraphs 12 and 60-61 of SFAS 133 to determine whether the conversion feature should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If you believe that the conversion feature meets the criteria for bifurcation, tell us how you evaluated whether the scope exception in paragraph 11(a) of SFAS 133 was applicable, considering the relevant guidance in EITF 00-19 and EITF 05-02. We note that the convertible debenture appears to include a reset feature, which would preclude the instrument from meeting the definition of conventional convertible in paragraph 4 of EITF 00-19.

Response

Based on our understanding of Paragraph 12(a) of SFAS 133, the embedded derivative, such as the conversion feature of these subordinated debentures, must be separated from the host contract if the economic characteristics and risks are not closely related.  Paragraph 61(k) expounds on this as it pertains to convertible debt by concluding that changes in fair value of an equity interest and the interest rates on a debt instruments are not clearly and closely related.  Thus, since the convertible debentures are convertible into a specified number of shares based on the conversion rate of $.09 per share, the conversion feature must be separated and accounted for as a derivative instrument, provided that the conversion option would, as a freestanding instrument, qualify as a derivative.

Securities and Exchange Commission
July 8, 2008

We further believe that the embedded derivative does qualify for exemption under SFAS 133 as it is convertible into our own stock and would be classified in equity.  Furthermore the feature does not reset, but instead expires should the holder elect to exercise the detachable warrant which was issued with each debenture.  As these warrants were accounted for in accordance with the provision of EITF 00-19, bifurcating and applying a fair value to the conversion feature of the debentures would in essence double count the discount associated with the agreements.  Especially as the fair value of the bifurcated conversion feature is equal to or less than the fair values assigned to the warrants, which have been reflected as a debt discounted and amortized to interest expense over the life of the agreement.  We further concluded that it is more reasonable to discount the debentures by the fair value of the warrants as it is more likely that the holder will exercise the warrants at $.01 per share than convert the debentures at $.09 per share.

Finally, no portion was allocated to the conversion feature in accordance with paragraph 12 of APB 14, in which the Board concluded that no portion of the proceeds from the issuance of such debt should be accounted for as attributable to the conversion feature based in large part on the inseparability of the debt and the conversion option.

90.
Please tell us how you evaluated the requirements of paragraphs 11-32 of EITF 00-19 to determine whether the detachable warrants should be classified as liabilities, with changes in fair value recorded in earnings. Please advise and revise the financial statements as appropriate.

Response

Based on the provisions of EITF 00-19 and our analysis of the terms of the individual warrant agreements, we have concluded that the warrants have been properly classified as equity.  An associated discount was recorded as a reduction in the balance of the subordinated convertible debentures and is being amortized to interest expense over term of the respective warrant.  See the revised financial statements.

91.
After addressing the accounting treatment for the embedded conversion feature of the subordinated convertible debentures and the classification of the warrants under EITF 00-19 as discussed above, please tell us how you considered the applicability of APB 14, EITF 98-5 and EITF 00-27 to your accounting treatment for these instruments.

Response

As discussed in our response to comment 89 above, APB 14 further supports our conclusion for not bifurcating the conversion feature of the subordinated convertible debentures as the Board has concluded that no proceeds from such instruments should be allocated to the conversion feature.  However, the Board’s opinion on debt issued with stock purchase warrants, requires that a portion of the proceeds be allocated to the warrants and recorded as paid in capital with any resulting discount (or premium) accounted for as such.  We have recorded the discount as a reduction in subordinated convertible debentures balance reflected on the face of the balance sheet with an equal amount recorded as a separate line item in the equity section.  The discount is being amortized to interest expense over the term of the warrant agreement.

Securities and Exchange Commission
July 8, 2008

EITF 98-5 and 00-27 are not applicable as instrument does not contain beneficial conversion feature as defined by EITF 98-5 and the conversion price is not variable.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

92.
Please clarify the number of accredited investors which the company issued shares of its common stock on February 12, 2008 as your disclosure here is not consistent with your disclosure on pages 11 and 26.

Response

We have revised our disclosure throughout the registration statement to provide for consistent disclosure on the number of accredited investors in our February 2008 private placement.

93.
Please revise to include all securities issued by you in the last three years. It appears from your disclosures on pages F-7 and F-19 that the company has issued other notes, subordinated debentures with detachable warrants and convertible subordinated debentures with detachable warrants which are not included in this section. Please revise accordingly.

Response

We have revised our description of securities issued during the last three years to include all securities, including notes, debentures and warrants.

Item 17 Undertakings, page II-4

94.	Please revise your references to “small business issuer” in paragraph 4.

Response

We have revised our references from small business issuer to registrant.

Securities and Exchange Commission
July 8, 2008

Exhibits, page II-3

95.	Please revise your exhibit index to clarify that the certificate of designations of Series A preferred stock is filed as exhibit 3.3.

Response

We have revised our exhibit index to list the certificate of designation of our Series A Preferred Stock as exhibit 3.3.

96.
Please revise the description of the each of the agreements numbered as an exhibit 4 or an exhibit 10 in your exhibit index to identify each the parties to which such agreements relate or alternatively, whether the agreement is a form agreement.

Response

We have revised our exhibit list to either indicate that the exhibits are a form of agreement, or to list the parties to such agreements.

97.	Please file a copy of the note payable agreement, listed as a long-term debt, along with the written waiver from the lender for defaulting on certain restrictive covenants as an exhibit.

Response

We have filed a copy of the note payable agreement as well as the written waiver from the lender for defaulting on certain restrictive covenants as exhibits.

98.
Please file a copy of the subordinated convertible debentures with detachable warrants agreements as an exhibit. Also, please file a form of the applicable securities purchase or subscription agreements that were used in these transactions and any registration rights agreements.

Response

We have filed a form of the subordinated convertible debentures with detachable warrants as exhibits, along with the appropriate other material agreements entered into in connection with the private placement.

99.	Please provide Schedule II – Valuation and Qualifying Accounts in accordance with Article 5-04 of Regulation S-X.

Securities and Exchange Commission
July 8, 2008

Response

The information required by Schedule II, pursuant to Article 5-04 of Regulation S-X has been incorporated into footnotes 2 and 9 of the December 31, 2007 financial statements.

100.
Please be aware that when you file an agreement pursuant to Item 60l(b)(10) of Regulation S-K, you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please provide a copy of Exhibit 10.1 with the full and complete agreement, as we note that exhibits 1, 2 and 3 to exhibit A therein were not filed. Please note that if these agreements are otherwise filed as an exhibit to this registration statement you may insert a note in brackets on the page which the annex or schedule is to be located as to the exhibit number of the filed document. Also, confirm in your response letter that all agreements provided pursuant to Item 601(b)(10) are provided in their entirety.

Response

We have re-filed Exhibit 10.1 in its entirety.  We hereby confirm that all agreements filed pursuant to Item 601(b)(10) have been filed in their entirety.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours, /s/ STEVE SWIFT Steve Swift President